FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 19, 2021, announcing that SES Awarded Gilat Multi-Million Dollar Contract for Multiple Broadband Applications in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 19, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

SES Awards Gilat Multi-Million Dollar Contract for Multiple
Broadband Applications in Latin America

Gilat's multi-service platform will support SES in cellular backhauling, enterprise and USO projects for the Andean region and Argentina

Petah Tikva, Israel, August 19, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that SES, the leader in global content connectivity solutions awarded Gilat a multi-million-dollar contract for multiple broadband applications in Latin America. Gilat's multi-service platform will support SES in cellular backhauling, enterprise and Universal Service Obligation (USO) projects, as SES extends services into Latin America with the deployment on new regional hubs.

Gilat's multi-service single platform, SkyEdge II-c and its wide set of fine-tuned VSATs enable satellite connectivity throughout Latin America's most remote regions, for a wide variety of applications. Gilat's robust networks enable cellular backhaul for mobile operators, connectivity for government and enterprise applications and multiple education projects in support of closing the gap of the digital divide.

"SES has been innovating its ground and space-based technologies to optimize our services and extend any networks wherever they are needed. These projects in Latin America exemplify the long-term, global nature of the relationship between Gilat and SES," said Omar Trujillo, Vice President of Sales for Fixed Data Americas at SES Networks. "Gilat's presence in Latin America with its local delivery capabilities including site installation, field support, and technological leadership, have supported SES Networks in ensuring that even the most remote populations across Latin America receive high-quality service."

"This award further signifies the strong strategic relationship between Gilat and SES Networks and will enable to provide connectivity for multiple applications as required in Latin America," said Michal Aharonov, Senior Vice President Global Broadband Networks at Gilat. "Gilat and SES share a common vision and are strongly committed to deliver high quality communication to people wherever they are."

About SES

SES has a bold vision to deliver amazing experiences everywhere on earth by distributing the highest quality video content and providing seamless connectivity around the world. As the leader in global content connectivity solutions, SES operates the world’s only multi-orbit constellation of satellites with the unique combination of global coverage and high performance, including the commercially-proven, low-latency Medium Earth Orbit O3b system. By leveraging a vast and intelligent, cloud-enabled network, SES is able to deliver high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to the world’s leading telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners. SES’s video network carries over 8,200 channels and has an unparalleled reach of 367 million households, delivering managed media services for both linear and non-linear content. The company is listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com